

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

      Re: Haoxin Holdings Limited
          Amendment No. 2 to Draft Registration Statement on Form F-1
          Submitted December 23, 2022
          CIK No. 0001936817

Dear Zhengjun Tao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted December 23, 2022

Risk Factors
Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic, page 45

1.   Please update your risk factor disclosure with respect to any material risks related to the COVID-19 pandemic. For example, we note your disclosure that your workforce remains stable during 2020, 2021 and the first half of 2022.

ENFORCEABILITY OF CIVIL LIABILITIES, page 171

2.   We note your disclosure that a majority of your directors and officers are nationals and/or residents of countries and areas other than the United States, including the PRC and Hong Kong. Please revise to clarify those of your officers and directors who are located in the PRC and those that are located in Hong Kong.

     You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William S. Rosenstadt